FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 26, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         ☒         Form 40-F         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐       No        ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby submits the materials to be provided to security holders in connection with extraordinary  general shareholders’ meeting held on September 01, 2006.

1. NOTIFICATION TO SHAREHOLDERS ON GENERAL MEETING OF SHAREHOLDERS

Wimm-Bill-Dann Foods Open Joint Stock Company (“WBD Foods”), located at Yauzsky blvd., 16/15, room 306, Moscow, 109028, Russian Federation, hereby notifies the shareholders of WBD Foods OJSC of an extraordinary general meeting of shareholders of WBD Foods OJSC to be held in the form of remote voting.

Agenda of the general meeting of shareholders:

1.                 Concerning approval of interested party transactions.

Voting on the agenda item will be conducted using ballot papers. Deadline for receipt of ballot papers: September 01, 2006, by 24:00 Moscow time.

Postal address to which to send completed ballot papers: Yauzsky blvd., 16/15, room 306, Moscow, 109028, Russian Federation.

Date of preparation of the list of persons entitled to participate in the general meeting of shareholders:

July 17, 2006 (at end of registrar’s business day).

Ballot papers expressing the shareholder’s vote must be signed by the shareholder, or by a representative of the shareholder on the basis of a power of attorney attached to the ballot paper and executed in the order established by Article 57 of the Federal Law on Joint Stock Companies.

Materials relating to the agenda matters are attached to the ballot paper.

Additionally, materials and documents to be provided to shareholders in preparation for the extraordinary meeting may be inspected at the location of WBD Foods from 10:00 to 16:00 (Moscow time) daily, except Saturday and Sunday.

WBD Foods OJSC Board of Directors

2. DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS

In fulfillment of the formal requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

1. Indemnification Agreement between WBD Foods OJSC and WBD Foods OJSC CEO (Chairman of the Management Board) Mr. Tony Denis Maher, in compliance with which (the agreement) the official listed above is held harmless against any costs and expenses incurred by the official listed above in connection with any suits, claims or court processes or court hearings, arising out of the discharge by the above mentioned official of his responsibilities of the Chairman of Management Board of WBD Foods OJSC (an officer), or resulting from the discharge of such responsibilities.

2. Lianozovo Dairy Plant OJSC supplies dairy products to WBD Foods OJSC (Moscow affiliate). Total amount of the Contract is 10 100 000 000 RUR, including VAT (10%). Contract period lasts through
July 01, 2007.

3.  WBD Foods OJSC (Moscow affiliate) supplies finished dairy products to Novokuibyshevsk Dairy OJSC (city of Novokuibyshevsk). Total amount of the Contract is 400 000 000 RUR, including VAT (10%). Contract period is 1 year.

4. WBD Foods OJSC (Moscow affiliate) supplies finished dairy products to Ufamolagroprom OJSC (city of Ufa). Total amount of the Contract is 300 000 000 RUR, including VAT (10%). Contract period is 1 year.

5. WBD Foods OJSC (Moscow affiliate) supplies finished dairy products to Ufamolagroprom OJSC (Ekaterinburg affiliate). Total amount of the Contract is 300 000 000 RUR, including VAT (10%). Contract period is 1 year.

6. WBD Foods OJSC (Moscow affiliate) supplies finished dairy products to Nizhny Novgorod DP OJSC. Total amount of the Contract is 450 000 000 RUR, including VAT (10%). Contract period is 1 year.

7. Tsaritsino Dairy Plant OJSC supplies dairy products to WBD Foods OJSC (Moscow affiliate). Total amount of the Contract is 7 350 000 000 RUR, including VAT (10%).

8. Siberian Dairy OJSC (city of Novosibirsk) supplies dairy products to WBD Foods OJSC (Moscow affiliate). Total amount of the Contract is 600 000 000 RUR, including VAT (10%). Contract period lasts through July 01, 2007.

9. Timashevsk Dairy Plant OJSC supplies dairy products to WBD Foods OJSC (Moscow affiliate). Total amount of the Contract is 300 000 000 RUR, including VAT (10%). Contract period lasts through
July 01, 2007.

10. Baby Food Dairy Plant OJSC supplies, and WBD Foods OJSC pays for and accept the products (milk, dairy and other foods) in the volume and range stipulated by WBD Foods OJSC Application, on floating sale prices, acting on the shipment date, mentioned in the Invoice. Contract value depends on applications’ amount.

11. Baby Food Dairy Plant OJSC supplies, and WBD Foods OJSC pays for and accept the products (lure) in the volume and range stipulated by WBD Foods OJSC Application, on floating sale prices, acting on the shipment date, mentioned in the Invoice. Contract value depends on applications’ amount.

12. Ufamolagroprom OJSC supplies, and WBD Foods OJSC (Ufa afiliate) accepts dairy products. Total amount of the Contract is 1 500 000 000 RUR.

13. Tuimazy Diary OJSC supplies, and WBD Foods OJSC (Tuimazy afiliate) accepts dairy products. Total amount of the Contract is 390 000 000 RUR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       July 26, 2006